QuickLinks -- Click here to rapidly navigate through this document

APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant's name into English)

#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F /x/    Form 40-F / /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /    No /x/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                            )]

[PEACE ARCH LOGO]

January 29, 2002
FOR IMMEDIATE RELEASE

PEACE ARCH ENTERTAINMENT ANNOUNCES
FIRST QUARTER OPERATING RESULTS

COMPANY HIGHLIGHTS 56% REDUCTION
IN SUBORDINATED DEBT SINCE AUGUST 31, 2001

        VANCOUVER, British Columbia—PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), today announced operating results for the first quarter of FY2002.

For the three months ended November 30, 2001, the Company's revenue totaled $4.0 million, compared with $19.3 million in the first quarter of FY2001. During the quarter, the Company was in production with two television series and began pre-production on a third television series, which is scheduled for delivery during the next two quarters. Gross margin improved to 20.5% in the most recent quarter, compared with 6.2% in the corresponding period of the previous year. The increase in margin was primarily due to a change in the mix of programming delivered during the quarter ended November 30, 2001.

The Company reported a net loss of $0.6 million, or ($0.16) per diluted share, for the three months ended November 30, 2001, compared with a net loss of $0.4 million, or ($0.09) per diluted share, in the first quarter of FY2001. Diluted earnings per share were calculated on 3,887,844 weighted average shares outstanding in the most recent quarter, versus 3,823,000 weighted average shares in the same quarter of the prior year.

Selling, general and administrative (SG&A) expenses, before a provision for accounts receivable of $182,000, decreased by 15% to $686,000 in the most recent quarter, compared with $808,000 in the prior-year period, reflecting the Company's initiative to reduce overhead costs. SG&A expenses (before the abovementioned provision for accounts receivable) were approximately 50% lower in the first quarter of FY2002 than in the quarter ended August 31, 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the three months ended November 30, 2001 totaled $45,000, compared with $0.4 million for the comparable quarter of last year.

"During the first quarter of Fiscal 2002, Peace Arch repaid $2.2 million in subordinated debt, and we have reduced such debt by another $2.2 million since the end of the quarter," stated Garth Albright, Chief Financial Officer of Peace Arch Entertainment Group. "Through such transactions, we have lowered the amount of subordinated debt outstanding by 56% during the past five months, from $7.9 million to $3.5 million. As stated in earlier news releases, Peace Arch intends to eliminate high-cost bridge financing from its balance sheet as expeditiously as possible, and recent debt repayments go a long way towards the accomplishment of this goal. In addition, during the first quarter the Company converted a current liability of $6.6 million into a long-term obligation, thereby increasing working capital by $5.9 million."

"Revenue for the quarter reflected the delivery of eight episodes of programming," continued Garth Albright. "Although a reduced level of deliveries caused revenue to decline, we achieved significant operating cost reductions without reducing sales and development activities. While we expect programming deliveries to increase in our second quarter, changes in product mix will cause revenue to fall below that of the current quarter and the prior-year period. Revenues during the third and fourth quarters are expected to increase due to higher programming deliveries and expanded library sales."

Juliet Jones, President and Chief Executive Officer of Peace Arch Entertainment Group noted, "In addition to four episodes of our successful and highly acclaimed new comedy series, Sausage Factory, we delivered four episodes of our prime time documentary series, Animal Miracles with Alan Thicke, and commenced pre-production of our new character-based documentary series, Whistler Stories, which is being filmed in and around the ski resort in Whistler, British Columbia. We have seen a growing interest in, and demand for, documentary and reality-based television series, and although such series do not generate the larger initial revenue streams derived from dramatic programming, they add significant long-term value to our proprietary programming library. In the dramatic programming arena," continued Ms. Jones, "we continue to believe that Peace Arch is well-positioned to benefit from a desire among producers, distributors and broadcasters to access original content in a cost-effective manner."

Peace Arch Entertainment Group Inc., one of Canada's foremost entertainment companies, creates, develops, produces and distributes proprietary television programming for worldwide markets. Peace Arch is headquartered in Vancouver, British Columbia.

A conference call to discuss the Company's operating results is scheduled for 4:15 P.M. Eastern Standard Time on Tuesday, January 29, 2002. The dial in number for the conference call is 800-388-8975 (international callers 973-694-2225). An audio playback of this call will be posted on Peace Arch's website (www.peacearch.com). A replay of the call will also be available through 5:00 p.m. EST, February 5, 2002, by dialing 800-428-6051 or 973-709-2089 for international callers and entering Access Code 227281.

The call will be hosted by Peace Arch Entertainment Group Inc.'s, President and CEO, Juliet Jones and its Chief Financial Officer, Garth Albright.

(Note: The financial statistics included in this release are represented in Canadian dollars and are reported in accordance with Generally Accepted Accounting Principles in Canada. On November 30, 2001 the Bank of Canada noon spot rate was US $1.5718 for each $1.00 Canadian).

  This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

  Additional information on Peace Arch Entertainment Group can be accessed on the Internet at
   www.peacearch.com

For additional information, please contact:

Garth Albright, CFO Carole Appleby, Media Relations Peace Arch Entertainment Group Inc. Tel: (604) 681-9308	R.J. Falkner & Company, Investor Relations Counsel Tel: (800) 377-9893 Email: info@rjfalkner.com

(Financial Highlights to Follow)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at November 30, 2000 and 2001 and August 31, 2001

(Expressed in thousands of Canadian dollars)
	November, 2000	August 31, 2001	November, 2001
	(unaudited) (restated)	(audited) (restated)	(unaudited)
ASSETS
Cash and cash equivalents	$140	$3,977	$2,384
Accounts receivable	7,556	4,474	2,122
Tax credits receivable	14,264	23,729	18,589
Productions in progress	26,844	3,039	576
Prepaid expenses and deposits	1,029	459	390
Investment in television programming	4,102	3,667	3,965
Property and equipment	7,364	7,277	5,000
Deferred costs	1,085	410	591
Goodwill and trademarks	2,837	238	231

	$65,221	$47,270	$33,848

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank indebtedness	$12,802	$18,447	$13,164
Accounts payable and accrued liabilities	11,199	12,876	4,223
Deferred revenue	14,534	3,191	664
Deferred gain	174	—	—
Future income taxes	—	—	42
Debt	11,241	11,215	14,702

	49,950	45,729	32,795

Shareholders' equity:
Share capital	31,674	31,870	31,870
Authorized:
100,000,000 Class A Multiple Voting Shares
Issued—1,091,875 (Nov 30, 2000—1,360,067)
100,000,000 Class B Subordinate Voting Shares
Issued—2,795,969 (Nov 30, 2000—2,462,677)
25,000,000 Preference Shares, issuable in series
Issued—nil
Other paid-up capital	467	467	606
Deficit	(16,870)	(30,796)	(31,423)

	15,271	1,541	1,053

	$65,221	$47,270	$33,848

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended November 30, 2000 and 2001

(Expressed in thousands of Canadian dollars except per share information)
	2000	2001
	(unaudited) (restated)	(unaudited)
Revenue	$19,264	$4,019
Expenses:
Amortization of television programming and Production costs	17,218	3,057
Other costs of production and sales	844	139
Other amortization	245	157
Selling, general and administrative	808	868
Interest	554	449

	19,669	4,670

Loss from operations before undernoted	(405)	(651)
Gain on sale of asset	58	90

Loss before income taxes	(347)	(561)
Income taxes	7	66

Loss for the period	(354)	(627)

Basic net loss per common share	$(0.09)	$(0.16)

Fully diluted loss per common share	$(0.09)	$(0.16)

Weighted average number of shares outstanding during the period (000's):
Basic	3,823	3,888
Fully Diluted	3,823	3,888

CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months Ended November 30, 2000 and 2001

(Expressed in thousands of Canadian dollars)
	2000	2001
	(unaudited) (restated)	(unaudited)
Deficit, beginning of period, as previously reported	$(5,780)	$(30,796)
Adjustment to reflect change in accounting for film costs	(10,736)	—

Deficit, beginning of period, as restated	(16,516)	(30,796)
Net earnings (loss) for the period	(354)	(627)

Deficit, end of period	$(16,870)	$(31,423)

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended November 30, 2000 and 2001

(Expressed in thousands of Canadian dollars)
	2000	2001
	(unaudited) (restated)	(unaudited)
Operating activities:
Net loss	$(354)	$(627)
Items not involving cash:
Amortization of television programming	17,219	104
Other amortization	245	157
Interest on debt discount	—	19
Future income taxes	—	42
Gain on sale of assets	(58)	(90)
Other	55	—
Investment in television programming	(18,761)	(402)
Changes in non-cash working capital	(9,433)	5,470

	(11,087)	4,673

Investing activities:
Increase in deferred costs	(132)	(264)
Increase in goodwill and trademarks	—	—
Proceeds on sale of assets, net	—	2,313
Property and equipment acquired	(40)	(13)

	(172)	2,036

Financing activities:
Increase (decrease) in bank indebtedness	7,005	(5,283)
Repayment of debt	(65)	(3,019)

	6,940	(8,302)

Decrease in cash and cash equivalents	(4,319)	(1,593)
Cash and cash equivalents, beginning of period	4,459	3,977

Cash and cash equivalents, end of period	$140	$2,384

Supplementary information:
Interest paid	$400	$841
Income taxes paid	—	—
Non-cash transactions:
Conversion of an accounts payable to debt	—	6,626

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended November 30, 2000 and 2001
(unaudited)

        (Dollar amounts in tables expressed in thousands of Canadian dollars)

1.    Operations

  Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated company that creates, develops, finances, produces and distributes film, television and video programming for world-wide markets.

2.    Future Operations

  The interim consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing. Management continues to review operations in order to identify additional strategies, including obtaining future sales contracts, designed to generate cash flow, improve the Company's financial position, and enable the timely discharge of the Company's obligations. If management is unable to identify sources of additional cash flow in the short term, it may be required to reduce or limit operations.

  As at August 31, 2001, the Company was in violation of certain covenants with respect to its debt and subsequent to year end, entered into an amended debt agreement. Accordingly, at December 19, 2001 the Company was in compliance with the revised covenants contained in the amended agreement. The Company believes it will remain in compliance with the financial covenants of the renewed debt throughout 2002. There can be no assurances that the covenants will be met, and future violation of the covenants could result in a requirement to immediately repay the debt.

3.    Significant Accounting Policies

        (a)  Basis of Presentation

    The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting. Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared consistent with the accounting policies described in the Company's Annual Report for the year ended August 31, 2001 and should be read in conjunction therewith.

    The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

        (b)  Change in Accounting Policy

    In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 00-2 ("SOP 00-2"), "Accounting by Producers or Distributors of Films". SOP 00-2 supercedes Statement of Financial Accounting Standards No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films" establishing new accounting standards on revenue recognition, capitalization and amortization of film costs, accounting for exploitation costs, including advertising and marketing expenses, and presentation and disclosure of related information in financial statements.

    The Company has elected to early adopt SOP 00-2 commencing with its year ended August 31, 2001 and has applied the change retroactively. Prior periods' financial statements have been restated accordingly.

        (c)  Comparative Figures

    Certain comparative figures have been restated to conform to the basis of presentation adopted for the current period.

4.    Segmented Information

  The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world. Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

2000	Production Services	Proprietary Programming	Other	Total
Revenue	$920	$18,306	$38	$19,264
Gross profits	76	1,089	37	1,202
Total assets	1,571	63,540	110	65,221

2001
Revenue	$3,218	$660	$141	$4,019
Gross profits	126	556	141	823
Total assets	5,173	27,110	1,565	33,848

Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc. (Registrant)

Date: January 29, 2002	By:	/s/ JULIET JONES (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

QuickLinks

PEACE ARCH ENTERTAINMENT ANNOUNCES FIRST QUARTER OPERATING RESULTS COMPANY HIGHLIGHTS 56% REDUCTION IN SUBORDINATED DEBT SINCE AUGUST 31, 2001
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED BALANCE SHEETS As at November 30, 2000 and 2001 and August 31, 2001
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED STATEMENTS OF OPERATIONS For the Three Months Ended November 30, 2000 and 2001
CONSOLIDATED STATEMENTS OF DEFICIT For the Three Months Ended November 30, 2000 and 2001
PEACE ARCH ENTERTAINMENT GROUP INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the Three Months Ended November 30, 2000 and 2001
PEACE ARCH ENTERTAINMENT GROUP INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the Three Months Ended November 30, 2000 and 2001 (unaudited)
SIGNATURES
GENERAL INSTRUCTIONS